Exhibit 1.1

Media Relations Jen Buchhalter Articulate Communications Inc. (617) 451-7788, ext. 16 jbuchhalter@articulatepr.com	Investor Relations Craig Celek, VP Investor Relations Tel: 1 (212) 661 2160 Fax: 1 (646) 827 2421 craig.celek@cdccorporation.net

British Airways Improves Cost Management and Customer In-Cabin Experience with CDC Software

British Airways Invests in Order Management Solution to Support its Business and
Streamline Processes in Catering Equipment Procurement

ATLANTA and NORTHAMPTON, UK – May 3, 2006 – CDC Software, a wholly owned subsidiary of CDC Corporation (NASDAQ: CHINA) and provider of enterprise software applications, announced that one of the world’s largest international scheduled airlines, British Airways, has upgraded its web-based order management solution from CDC Software. The solution, that can be accessed via a web portal by 100 British Airways locations, will ensure that all of the catering equipment, which British Airways procures annually can be tracked, prioritized and managed tightly in order to be on the right aircraft in the right country at the right time, delivering superior customer experiences, supporting the business and ensuring strict compliance with Sarbanes-Oxley legislation.

British Airways is one of the largest and most successful international airlines in the world, carrying approximately 36 million passengers and 877,000 tons of cargo annually, with a fleet of more than 230 mainline aircraft, plus subsidiary and franchise operations.

With the urgent need to streamline cost control, support its business and become more responsive to demand and comply with regulations, British Airways identified benefits that could be gained by upgrading its order management solution to improve sourcing, purchasing and distribution capabilities of catering equipment and dry goods. The upgraded system will also integrate with its existing warehouse management system to eliminate re-keying information and wasting productivity. The upgraded version of the order management system is an advanced solution that improves flexibility, responsiveness and speed of order processing and fulfillment operations.

“British Airways’ brand is built around values, which are dependent on the right customer experience being delivered,” stated Frank Thompson, inventory planning and development manager, British Airways In Flight Services. “If a key item of catering equipment fails to make it to the right aircraft in the right place at the right time, this impacts the customer’s brand experience. In parallel, we need to ensure that we procure in the most cost effective way to achieve the appropriate margins and meet business goals. CDC Software has proved invaluable in helping us to meet our objectives and guiding us through the system to get the most value out of it. The consultants we worked with provided impartial advice and were professional and knowledgeable throughout the scoping of the project.”

“The UK aviation industry is booming, year on year transport providers are experiencing record passenger throughput, but margins continue to be eroded.” commented Mark Carlile, vice president, managing director EMEA, CDC Software. “As a result the industry is experiencing more complex logistical challenges and pressures to streamline its supply chain, to become more responsive to peaks and troughs and more efficient to protect margins. British Airways is a key client for us and we have been pleased to work with them to understand their business challenges and to help improve their supply chain management and data analysis, to allow the inventory management team to plan with confidence to keep customers happy.”

About British Airways
British Airways is the UK’s largest international scheduled airline, flying to over 198 destinations at convenient times, to the best located airports. Whether customers are in the air or on the ground, British Airways takes pride in providing a full service experience. The British Airways group consists of British Airways Plc and a number of subsidiary companies including in particular British Airways Holidays Limited and BA Connect.

About CDC Corporation
CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review the company has reorganized into two primary operating business units, CDC Software and China.com Inc. For more information about CDC Corporation, please visit the website www.cdccorporation.net.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability.  CDC Software’s product suite includes the Pivotal CRM (customer relationship management), Ross ERP (enterprise resource planning) and SCM (supply chain management), IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions.

These industry-specific solutions are used by more than 4,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries.  The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development.  CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA).  For more information, please visit www.cdcsoftware.com.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to the ability of CDC Software and IMI to address the needs of their aviation customers specifically British Airways, and the ability of British Airways to streamline operations, accelerate growth and improve quality control by achieving 100 percent traceability with CDC Software/IMI software. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of the aviation industry; the continued ability of CDC Software/ IMI solutions to address industry-specific requirements of aviation providers; demand for and market acceptance of new and existing enterprise software and services; development of new functionalities which would allow aviation companies to compete more effectively and changes in the type of information required to compete in the aviation business. Further information on risks or other factors that could cause results to differ are detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation, including its Annual Report for the year ended December 31, 2004 on Form 20-F filed on June 30, 2005 (and amended on October 11, 2005).  All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release.  The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.